

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Jamieson Corporate Finance US LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Jamieson Corporate Finance US LLC (the "Company") as of April 30, 2019, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and schedule I (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Jamieson Corporate Finance US LLC as of April 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Jamieson Corporate Finance US LLC's management. Our responsibility is to express an opinion on Jamieson Corporate Finance US LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Jamieson Corporate Finance US LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1, Computation for Determination of Reserve Requirements and Information relating to Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Jamieson Corporate Finance US LLC's financial statements. The supplemental information is the responsibility of Jamieson Corporate Finance US LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Jamieson Corporate Finance US LLC's auditor since 2016.

KBL, LLP

KBL, LLP
New York, NY
June 26, 2019

1

535 Fifth Avenue, 30th Floor, New York, NY 10017 **212.785.9700**

JAMIESON CORPORATE FINANCE US LLC

STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2019

(IN US DOLLARS)

ASSETS

Cash	$	769,732
Accounts receivable		107,595
Receivables from related parties		317
Prepaid expenses		2,821
Computer equipment, net of accumulated depreciation of $398		907
Security deposits		26,363
Total assets	$	907,735

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	305,059
Accounts payable to parent		116,328
Total liabilities		421,387
Members' equity		486,348
Total liabilities and members' equity	$	907,735

The accompanying notes are an integral part of these financial statements.

JAMIESON CORPORATE FINANCE US LLC
NOTES TO FINANCIAL STATEMENTS
APRIL 30, 2019
(IN US DOLLARS)

1. ORGANIZATION AND NATURE OF BUSINESS

Jamieson Corporate Finance US LLC (the "Company") was organized as a Limited Liability Company in 2013. The Company was granted membership in the Financial Industry Regulatory Authority ("FINRA") on June 22, 2015. It is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Securities Investor Protection Corporation ("SIPC").

The Company provides strategic financial advisory, mergers & acquisitions, and entity valuation services to and finding strategic partners for both private and public entities. The Company does not hold accounts or process transactions for customers. The Company also advises management teams through Financial Sponsor backed buyouts including assisting with the negotiation of their Incentive Plans.

Investors usually consist of institutional investors, pension plans and other legal entities meeting the regulatory definition of Qualified or Accredited investors.

Recent Issued Accounting Pronouncements

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Cash and cash equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis
The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Income Taxes
The Company is a limited liability company, taxed as a partnership for federal income tax purposes, and, thus, no federal income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual tax returns.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

(IN US DOLLARS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company's revenues are from advisory fee services. Fees are accrued when earned. In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on May 1, 2018 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company.

No cumulative adjustment to members' equity was required as a result of this adoption, and the early adoption did not have a material impact on our financial statements as no material arrangements prior to the adoption were impacted under the new pronouncement.

Accounts Receivable

Accounts receivable is recorded at the amount the Company expects to collect on balances outstanding at year-end. The members closely monitor outstanding balances and write off, as of year-end, all balances over a year old that have not been collected by the time the financial statements are issued.

Fair Values of Financial Instruments

Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses, approximate fair value because of the short maturity of those instruments.

Concentrations of Credit Risk

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

(IN US DOLLARS)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Transactions

The Company's functional currency and its reporting currency is the United States dollar. Transactions denominated in any currency other than the functional currency are converted into United States dollars using the exchange rate in effect at the date of the transaction or the average rate for the period in the case of revenue and expense transactions. Monetary assets and liabilities are revalued into the reporting currency at each balance sheet date using the exchange rate in effect at the balance sheet date, with any resulting exchange gains or losses being credited or charged to accumulated other comprehensive loss. Non-monetary assets and liabilities are recorded in the reporting currency using the historical exchange rate.

The Company does not engage in hedging activities to offset the risk of exchange rate fluctuations on financial transactions denominated in a foreign currency. The transactions are translated into U.S. dollars on the Company's financial statements. Any unrealized gain or loss due to spot rate fluctuations in included in Accumulated Other Comprehensive Loss.

Fixed Assets

Acquisitions of furniture and equipment are recorded at cost. Improvements and replacements of furniture and equipment are capitalized. Maintenance and repairs that do not improve or extend the lives of furniture and equipment are charged to expense as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reported in the statements of income and retained earnings. Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method over the following useful lives:

Computer and office equipment	3 years
Furniture and fixtures	7 years

Depreciation expense for the period ended April 30, 2019, was $398.

3. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At April 30, 2019, the Company had net capital of $348,345, which was $320,253 in excess of the FINRA minimum net capital requirement of $28,092.

4. CONCENTRATION OF CUSTOMER REVENUES

For the year ended April 30, 2019, five customers accounted for 73% of the Company's revenue. Three customers accounted for 85% of accounts receivable as of April 30, 2019.

(IN US DOLLARS)

5. RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement (the "Agreement") in place with JCF US, LLC (the "Parent") for services that are shared and paid by the Managing Member. In addition, the Company had a verbal arrangement between Jamieson Corporate Finance LLP (the "Managing Member") and Financo LLC including, specifically, with Jamieson Corporate Finance US LLC. It is agreed that communications (internet etc.) and office space be provided by each party in their home office (i.e. Jamieson Corporate Finance LLP provides office space to Financo LLC in London and vice versa in New York between Jamieson Corporate Finance US LLC an Financo LLC) which ended in January 2019.

6. COMMITMENTS AND CONTINGENCIES

Leases

The Company leased apartment space which began October 1, 2016. The base monthly rent was $3,574 plus 421-A $156 totaling $3,730 and expired September 30, 2017 and was renewed for a $100 fee. The Company then executed a one-year lease which began November 8, 2017. The base monthly rent is $7,250 and expired on November 7, 2018. The Company renewed its apartment lease on November 8, 2018 with a base monthly rent of $7,460. The Company paid $88,412 in apartment rent expense for the year ended April 30, 2019.

Additionally, the Company moved to new office space on January 14, 2019. The monthly rent is $11,369 and the lease expiration is January 31, 2020. The Company paid $41,248 in office rent expense for the year ended April 30, 2019.

5. SUBSQUENT EVENTS

The Company evaluated events occurring between the end of its fiscal year, April 30, 2019, and June 26, 2019, when the financial statements were issued.

JAMIESON CORPORATE FINANCE US LLC

EXEMPTION REPORT PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

APRIL 30, 2019

Jamieson Corporate Finance US LLC operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the year ended April 30, 2019 without exception.

Signature:_____

John Greenland, Chief Executive Officer

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Report of Independent Registered Public Accounting Firm

To the Members of
Jamieson Corporate Finance US LLC

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 15c3-3, in which (1) Jamieson Corporate Finance US LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Jamieson Corporate Finance US LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provision") and (2) Jamieson Corporate Finance US LLC stated that Jamieson Corporate Finance US LLC met the identified exemption provision throughout the most recent fiscal year without exception Jamieson Corporate Finance US LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Jamieson Corporate Finance US LLC 's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KBL, LLP

KBL, LLP
New York, NY
June 26, 2019

535 Fifth Avenue, 30th Floor, New York, NY 10017   212.785.9700